Exhibit 99.1

Copa Holdings Reports Net Income of $103.8 million and EPS of $2.45 for the Third Quarter of 2017

Excluding special items, adjusted net income came in at $100.8 million, or EPS of $2.38 per share

Panama City, Panama --- November 8, 2017. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the third quarter of 2017 (3Q17). The terms “Copa Holdings" and "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2016 (3Q16).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$103.8 million for 3Q17 or earnings per share (EPS) of US$2.45, compared to net income of US$74.0 million or earnings per share of US$1.75 in 3Q16.

▪	Excluding special items, the Company would have reported an adjusted net income of US$100.8 million, or adjusted EPS of US$2.38, compared to an adjusted net income of US$55.3 million or adjusted EPS of US$1.30 in 3Q16. Special items include a non-cash gain of US$2.9 million in 3Q17 and US$19.2 million in 3Q16 related to the mark-to-market of fuel hedge contracts.

▪	Operating income for 3Q17 came in at US$119.1 million, representing a 56% increase over operating income of US$76.4 million in 3Q16, as a result of 13% additional capacity, a 2.4% increase in unit revenue per available seat mile (RASM), and a 3.2% decrease in unit costs. Operating margin for 3Q17 came in at 18.1%, compared to an operating margin of 13.4% in 3Q16.

▪	Total revenues for 3Q17 increased 15.6% to US$657.2 million. Yield per passenger mile increased 1.3% to 12.0 cents and RASM came in at 10.6 cents, 2.4% above 3Q16.

▪	For 3Q17, consolidated passenger traffic grew 14.9% while consolidated capacity grew 13.0%. As a result, consolidated load factor for the quarter increased 1.5 percentage points to 85.7%.

▪	Operating cost per available seat mile (CASM) decreased 3.2%, from 8.9 cents in 3Q16 to 8.6 cents in 3Q17. CASM excluding fuel costs decreased 1.2%, from 6.4 in 3Q16 to 6.3 cents 3Q17.

▪	Cash, short-term and long-term investments ended 3Q17 at US$971.5 million, representing 40% of the last twelve months’ revenues.

▪	Copa Airlines faced several operational challenges during the quarter, including severe weather, natural disasters and other external factors that affected the company´s financial results for the quarter and the operation of its hub in Panama City. These events caused many flight cancelations and delays; as a result, the airline´s Completion Factor and On-Time Performance came in lower than usual, at 98.5% and 82.9%, respectively.

Subsequent Events

▪	Copa Holdings will pay its fourth quarter dividend of US$0.75 per share, on December 15, 2017, on all outstanding Class A and Class B shares, to stockholders of record as of November 30, 2017.

Consolidated Financial & Operating Highlights	3Q17	3Q16	Variance vs. 3Q16	2Q17	Variance vs. 2Q17
Revenue Passengers Carried ('000)	2,518	2,231	12.9%	2,262	11.3%
RPMs (mm)	5,330	4,637	14.9%	4,766	11.8%
ASMs (mm)	6,221	5,506	13.0%	5,796	7.3%
Load Factor	85.7%	84.2%	1.5 p.p.	82.2%	3.4 p.p.
Yield	12.0	11.9	1.3%	11.8	2.1%
PRASM (US$ Cents)	10.3	10.0	3.1%	9.7	6.4%
RASM (US$ Cents)	10.6	10.3	2.4%	10.0	5.9%
CASM (US$ Cents)	8.6	8.9	-3.2%	8.5	1.2%
CASM Excl. Fuel (US$ Cents)	6.3	6.4	-1.2%	6.3	0.3%
Fuel Gallons Consumed (Millions)	80.0	70.9	12.8%	74.1	7.9%
Avg. Price Per Fuel Gallon (US$ Dollars)	1.82	1.98	-8.0%	1.77	3.3%
Average Length of Haul (Miles)	2,117	2,079	1.8%	2,107	0.5%
Average Stage Length (Miles)	1,300	1,192	9.1%	1,259	3.2%
Departures	32,593	30,737	6.0%	31,092	4.8%
Block Hours	108,930	97,077	12.2%	102,435	6.3%
Average Aircraft Utilization (Hours)	11.7	10.5	11.7%	11.2	4.6%
Operating Revenues (US$ mm)	657.2	568.3	15.6%	578.1	13.7%
Operating Income (US$ mm)	119.1	76.4	55.9%	83.0	43.6%
Operating Margin	18.1%	13.4%	4.7 p.p.	14.4%	3.7 p.p.
Net Income (US$ mm)	103.8	74.0	40.2%	63.0	64.8%
Adjusted Net Income (US$ mm) (1)	100.8	55.3	82.4%	62.8	60.6%
EPS - Basic and Diluted (US$)	2.45	1.75	40.0%	1.49	64.7%
Adjusted EPS - Basic and Diluted (US$) (1)	2.38	1.30	82.2%	1.48	60.5%
# of Shares - Basic and Diluted ('000)	42,430	42,374	0.1%	42,419	0.0%

(1) Adjusted Net Income and Adjusted EPS for 3Q17, 3Q16 and 2Q17 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges and 3Q16 also excludes the impact of the Venezuelan currency devaluations.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 3Q17 RESULTS

Copa Holdings´ third quarter financial results reflect outstanding commercial execution and improved demand trends, as well as continued cost discipline. Higher load factors and yields have again produced a year over year unit revenue improvement and margin expansion.

Consolidated operating revenues increased 15.6% to US$657.2 million during the quarter on capacity growth of 13.0%. Load factor came in at 85.7%, or 1.5 percentage points above 3Q16, while yields came in at 12.0 cents, or 1.3% higher than 3Q16. As a result, passenger revenues per ASM (PRASM) increased 3.1% from 10.0 cents in 3Q16 to 10.3 cents in 3Q17.

Operating expenses for 3Q17 increased 9.4% to US$538.0 million, while operating expenses per ASM (CASM) decreased 3.2% to 8.6 cents. Excluding fuel costs, unit costs decreased 1.2% to 6.3 cents.

Aircraft fuel expense increased 3.8% or US$5.4 million compared to 3Q16, as a result of more gallons consumed due to increased capacity and higher load factors, which was offset by lower effective jet fuel prices. The Company’s effective jet fuel price, which includes a realized fuel hedge loss of US$0.9 million in 3Q17 and a US$22.2 million loss in 3Q16, decreased 8.0%, from an average of US$1.98 per gallon in 3Q16 to US$1.82 per gallon in 3Q17.

For 3Q17, the Company had fuel hedges in place representing 5% of its consolidated volume. With regards to future fuel hedge contracts, the Company only maintains an outstanding coverage of about 5% of its projected consumption volume for the remainder of 2017, using jet fuel swaps at an average price of US$1.80 per gallon.

The Company recorded a non-operating expense of US$0.9 million for 3Q17 compared to non-operating income of US$10.3 million for 3Q16. Non-operating expense for 3Q17 is mainly net interest expense of US$3.8 million and a US$2.9 million gain related to the mark-to-market of fuel hedge contracts. Non-operating income for 3Q16 included a net interest expense of US$6.2 million and a fuel hedge mark-to-market gain of US$19.2 million.

Copa Holdings ended the quarter with US$971.5 million in cash, short-term and long-term investments, representing approximately 40% of the last twelve months´ revenues.

Total debt at the end of 3Q17 amounted to US$1.2 billion, flat from 3Q16, all of which is related to aircraft financing.

The company believes it has a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from its hub based on Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company expects to continue strengthening its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2017

For 2017, the Company updates its guidance as follows: Consolidated capacity is expected to grow approximately 8%, and the Operating Margin is now expected to come in within the range of 17 to 18%.

Financial Outlook	2017 Guidance	2016 Actual
Capacity - YOY ASM Growth	8%	1.5%
Operating Margin	17-18%	12.4%

Factored into the above mentioned outlook is a load factor of approximately 83%, Unit Revenues (RASM) of approximately 10.5 cents, Unit Costs excluding Fuel (CASM Excl. Fuel) of approximately 6.4 cents and an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$1.85 per gallon.

OUTLOOK FOR 2018 – PRELIMINARY

For 2018, based on our operational plans, and expectations of demand, preliminary guidance is as follows: Consolidated capacity is expected to grow approximately 9%, and the Operating Margin is expected to come in within the range of 17 to19%.

Financial Outlook	2018 – Full Year
Capacity - YOY ASM Growth	+/-9%
Operating Margin	17-19%

The estimated effective price per gallon of jet fuel, including into-plane costs for 2018, is US$1.85 per gallon.

CONSOLIDATED THIRD QUARTER RESULTS

Operating revenue

Consolidated revenue for 3Q17 totaled US$657.2 million, a 15.6% or US$88.9 million increase over operating revenue of US$568.3 million in 3Q16, due to a 16.5% or US$90.7 million increase in passenger revenue.

Passenger revenue totaled US$641.2 million, an increase of 16.5% from passenger revenue of US$550.5 million in 3Q16. A 1.5 percentage point increase in load factor, combined with a 1.3% increase in passenger yield, resulted in a 3.1% increase in PRASM.

Cargo and mail revenue totaled US$13.6 million in 3Q17, a 1.6% increase from 3Q16.

Other operating revenue totaled US$2.3 million in 3Q17, a 46.8% decrease from other operating revenue of US$4.4 million in 3Q16 as a result of non-recurring airport-related marketing incentives.

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Operating expenses

For 3Q17, operating expenses increased 9.4% to US$538.0 million, representing operating cost per available seat mile (CASM) of 8.6 cents. Operating cost per available seat mile excluding fuel costs (CASM Excl. Fuel), decreased 1.2% from 6.4 cents in 3Q16, to 6.3 cents in 3Q17.

Fuel totaled US$146.0 million, a US$5.4 million or 3.8% increase over aircraft fuel expense of US$140.6 million in 3Q16. This increase was a result of 12.8% more gallons consumed given additional capacity and higher load factors, which was offset by 8.0% lower average price per gallon of jet fuel (all-in), which averaged US$1.82 in 3Q17, compared to US$1.98 in 3Q16. This average price per gallon of jet fuel for 3Q17 includes a $0.9 million realized fuel hedge loss, compared to a US$22.2 million realized fuel hedge loss in 3Q16.

Wages, salaries, benefits and other employees' expenses totaled US$103.8 million, a 12.8% increase over salaries and benefits of US$92.0 million in 3Q16. This was mainly driven by growth in operational staff to support current capacity and future growth and higher variable compensation.

Passenger servicing totaled US$27.0 million, a 22.8% increase over passenger servicing of US$22.0 million in 3Q16. This increase resulted primarily from passenger traffic growth, passenger re-accommodation expenses given the operational challenges faced during the quarter and length of haul increase.

Airport facilities and handling charges totaled US$45.2 million, an 11.1% increase over 3Q16. This was primarily a result of an increase in departures and passenger traffic.

Sales and distribution totaled US$50.2 million, a 4.9% increase over an expense of US$47.8 million in 3Q16. This increase was mainly a result of higher net bookings due to an increased number of passengers carried, offset by lower travel agency related expenses.

Maintenance, material and repairs totaled US$39.8 million, a 22.3% increase from maintenance, material and repairs of US$32.5 million in 3Q16. This was a result of increases in accruals for future lease returns.

Depreciation and amortization totaled US$41.8 million in 3Q17, a 17.8% increase over depreciation of US$35.5 million in 3Q16. This increase was primarily the result of adjusting the fleet’s useful life assumption in Q4 2016 from 30 to 27 years.

Flight operations, aircraft rentals and other rentals, cargo and courier expenses combined increased 4.2%, from US$59.2 million in 3Q16 to US$61.7 million in 3Q17, mainly as a result of additional flying and increased overflight rates in certain countries, partly offset by lower aircraft rental expense due to lease returns.

Other operating and administrative expenses totaled US$22.6 million in 2Q17, an increase of 5.0% vs 3Q16, mainly as a result of timing of certain expenses in 2017.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of US$0.9 million in 3Q17, compared to a net income of US$10.3 million in 3Q16.

Finance cost totaled US$8.6 million in 3Q17, a 10.8% decrease from interest expense of US$9.7 million in 3Q16, mainly as a result of a lower average debt balance.

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Finance income totaled US$4.8 million, a 36.9% increase over interest income of US$3.5 million in 3Q16, as a result of higher cash balance and higher interest rates.

Gain (loss) on foreign currency fluctuations totaled a US$0.6 million gain, compared to a US$0.4 million loss in 3Q16.

Net change in the value of derivatives resulted in a gain of US$2.9 million, compared to a gain of US$19.2 million in 3Q16 related to the mark-to-market of fuel hedge contracts.

Other non-operating (income) expense resulted in a net expense of US$0.6 million in 3Q17 compared to a net expense of US$2.4 million in 3Q16.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 75 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 80 Boeing 737NG aircraft and 21 EMBRAER-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are subject to change without prior notice

CPA-G

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Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q17	3Q16*	Change	2Q17	Change
Operating Revenues
Passenger revenue	641,244	550,524	16.5%	561,696	14.2%
Cargo and mail revenue	13,600	13,390	1.6%	13,994	-2.8%
Other operating revenue	2,325	4,372	-46.8%	2,398	-3.0%
Total Operating Revenue	657,169	568,286	15.6%	578,087	13.7%

Operating Expenses
Fuel	145,968	140,567	3.8%	130,878	11.5%
Wages, salaries, benefits and other employees' expenses	103,775	92,039	12.8%	99,603	4.2%
Passenger servicing	27,008	21,998	22.8%	22,883	18.0%
Airport facilities and handling charges	45,222	40,705	11.1%	42,614	6.1%
Sales and distribution	50,157	47,813	4.9%	48,942	2.5%
Maintenance, materials and repairs	39,777	32,514	22.3%	27,404	45.2%
Depreciation and amortization	41,847	35,525	17.8%	40,572	3.1%
Flight operations	26,535	23,190	14.4%	25,999	2.1%
Aircraft rentals and other rentals	33,382	34,454	-3.1%	33,614	-0.7%
Cargo and courier expenses	1,801	1,565	15.0%	1,892	-4.8%
Other operating and administrative expenses	22,569	21,494	5.0%	20,727	8.9%
Total Operating Expense	538,041	491,865	9.4%	495,127	8.7%

Operating Profit	119,128	76,421	55.9%	82,960	43.6%

Non-operating Income (Expense):
Finance cost	(8,639)	(9,682)	-10.8%	(8,938)	-3.3%
Finance income	4,801	3,505	36.9%	4,249	13.0%
Gain (loss) on foreign currency fluctuations	593	(352)	n/m	(2,858)	-120.7%
Net change in fair value of derivatives	2,946	19,225	-84.7%	175	n/m
Other non-operating (income) expense	(616)	(2,445)	-74.8%	(190)	224.7%
Total Non-Operating Income/(Expense)	(916)	10,251	-108.9%	(7,561)	-87.9%

Profit before taxes	118,212	86,672	36.4%	75,399	56.8%

Income tax expense	14,416	12,654	13.9%	12,401	16.2%

Net Profit	103,796	74,018	40.2%	62,997	64.8%

EPS - Basic and Diluted	2.45	1.75	40.0%	1.49	64.7%
Shares - Basic and Diluted	42,429,841	42,374,430	0.1%	42,419,150	0.0%

* During 2017, the Company implemented a business, planning and financial consolidation system, which resulted in a new classification of the chart of accounts. Prior periods have been reclassified for ease of comparison.

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Copa Holdings, S. A. and subsidiaries
Balance Sheet - IFRS
(US$ Thousands)	September 30	December 31
	2017	2016
	(Unaudited)	Audited

ASSETS

Current Assets
Cash and cash equivalents	249,593	331,687
Restricted cash and cash equivalents	-	-
Short-term investments	565,994	483,002
Total cash, cash equivalents and short-term investments	815,587	814,689

Accounts receivable, net	141,173	113,408
Accounts receivable from related parties	391	499
Expendable parts and supplies, net	78,952	74,502
Prepaid expenses	40,540	58,370
Other current assets	8,487	7,650
TOTAL CURRENT ASSETS	1,085,130	1,069,118

Long-term investments	155,953	953
Long-term accounts receivable	2,267	1,957
Long-term prepaid expenses	29,102	26,398
Property and equipment, net	2,780,271	2,623,682
Intangible, net	77,275	69,502
Net pension asset	4,495	8,826
Deferred tax assets	17,225	18,339
Other Non-Current Assets	31,592	27,064
TOTAL NON-CURRENT ASSETS	3,098,180	2,776,721

TOTAL ASSETS	4,183,310	3,845,839

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term debt	261,167	222,718
Accounts payable	109,732	104,590
Accounts payable to related parties	11,432	8,680
Air traffic liability	469,478	395,580
Frequent flyer deferred revenue	42,977	35,368
Taxes and interest payable	93,337	68,483
Employee benefits obligations	42,991	41,707
Income tax payable	2,845	1,401
Other Current Liabilities	2,045	4,385
TOTAL CURRENT LIABILITIES	1,036,004	882,912

Long-term debt	918,642	961,414
Other long - term liabilities	132,529	114,268
Deferred tax Liabilities	53,493	44,974
TOTAL NON-CURRENT LIABILITIES	1,104,664	1,120,656

TOTAL LIABILITIES	2,140,668	2,003,568

EQUITY
Issued Capital
Class A - 33,778,404 issued and 31,185,641 outstanding	21,030	20,988
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional Paid-In Capital	71,123	64,986
Treasury Stock	(136,388)	(136,388)
Retained Earnings	1,812,092	1,552,547
Net Income	269,178	334,544
Other Comprehensive Income	(1,859)	(1,872)
TOTAL EQUITY	2,042,642	1,842,271

TOTAL LIABILITIES AND EQUITY	4,183,310	3,845,839

During 2017, the Company implemented a business, planning and financial consolidation system, which resulted in a new classification of the chart of accounts. Prior periods have been reclassified for ease of comparison.

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Copa Holdings, S. A. and subsidiaries
Consolidated Statement of Cash Flows
For the nine months ended September 30,
(In US$ thousands)

	2017	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	522,527	384,822	236,743
Cash flow used in investing activities	(344,088)	(170,057)	(39,658)
Cash flow used in financing activities	(260,533)	(197,677)	(282,982)
Net (decrease) increase in cash and cash equivalents	(82,094)	17,088	(85,897)
Cash and cash equivalents at January 1	331,687	204,715	207,437
Cash and cash equivalents at September 30	$249,593	$221,803	$121,540

Short-term investments	565,994	540,502	484,242
Long-term investments *	155,953	954	428,259
Restricted cash and cash equivalents **	-	10,128	48,702
Total cash and cash equivalents and investments at September 30	$971,540	$773,387	$1,082,743

* Long-term investments include $427 million at September 2015 of cash in Venezuela.

** Restricted cash corresponds to a margin calls to secure derivative financial instruments transactions.

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Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Net Income
and Adjusted EPS	3Q17	3Q16	2Q17

Net profit as Reported	$103,796	$74,018	$62,997

Special Items (adjustments):
Gain (loss) due to devaluation of Venezuelan Bolivar		(484)
Net change in fair value of derivatives	2,946	19,225	175
Adjusted Net Income	$100,850	$55,278	$62,822

Shares used for Computation (in thousands)
Basic and Diluted	42,430	42,374	42,419

Adjusted earnings per share - Basic and Diluted	2.38	1.30	1.48

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	3Q17	3Q16	2Q17

Operating Costs per ASM as Reported	8.6	8.9	8.5
Aircraft fuel per ASM	(2.3)	(2.6)	(2.3)
Operating Costs per ASM excluding fuel	6.3	6.4	6.3

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